UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Nine Energy Service, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

CUSIP: 65441V101

August 16, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d–1(b)

☒	Rule 13d–1(c)

☐	Rule 13d–1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65441V101

(1)	Names of reporting persons Howard E. Cox Jr.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization U.S.A.

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 1,812,646
	(6)	Shared voting power 0
	(7)	Sole dispositive power 1,812,646
	(8)	Shared dispositive power 0

(9)	Aggregate amount beneficially owned by each reporting person 1,812,646
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.5%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G	Page 2 of 3

Item 1(a) Name of issuer: Nine Energy Service, Inc.

Item 1(b) Address of issuer’s principal executive offices: 2001 Kirby Drive, Suite 200, Houston, Texas 77019

2(a) Name of person filing:

Howard E. Cox Jr.

2(b) Address or principal business office or, if none, residence:

356 Worth Avenue, Palm Beach, FL 33480

2(c) Citizenship:

U.S.A.

2(d) Title of class of securities:

Common Stock, par value $0.01 per share

2(e) CUSIP No.:

65441V101

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) ☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) ☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐

Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________________________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 1,812,646.

(b) Percent of class: 5.5%.

SCHEDULE 13G	Page 3 of 3

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 1,812,646.

(ii) Shared power to vote or to direct the vote 0.

(iii) Sole power to dispose or to direct the disposition of 1,812,646.

(iv) Shared power to dispose or to direct the disposition of 0.

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under §240.14a-11.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	August 26, 2021	Signature:	/s/ Julie P Coleman
		Name:	Julie P. Coleman
		Title:	Howard E. Cox, Jr. (by Julie P. Coleman as Attorney-in-Fact)

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints each of Brown Investment Advisory & Trust Company and Julie Coleman, signing singly, and with full power of substitution, as the undersigned’s true and lawful attorney-in-fact:

(I)

to apply for and obtain a set of EDGAR access codes for the undersigned (i.e., PMAC, Password and CCC) (the “EDGAR Codes”); to update the undersigned’s passphrase in connection therewith , if necessary; to prepare, execute in the undersigned’s name and on the undersigned’s behalf and submit to the SEC a Form ID; and to prepare, execute and submit in the undersigned’s name and on the undersigned’s behalf, any other documents, authentications or forms (and amendments thereto) necessary or appropriate to obtain the EDGAR Codes enabling the undersigned to make electronic filings with the SEC of reports required by the Securities Exchange Act of 1934, as amended (the “1934 Act”) or any rule or regulation of the SEC;

(2)	to update and revise the undersigned’s EDGAR filer, contact, account and other information on file with the SEC;

(3)

prepare and execute for and on behalf of the undersigned, any Schedule 13 D or Schedule 13G, any and all amendments thereto and any joint filer agreements in connection therewith, with respect to the undersigned’s beneficial ownership in equity securities of a class specified in paragraph (i) of Rule I 3d-I under the 1934 Act;

(4)

do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Schedules 13 D and 13G Reports, and any amendments thereto, and file or cause to be filed such forms with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(5)

to take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to the attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Section 13(d) of the 1934 Act.

This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 24th day of Aug, 2021.

/s/ Howard E. Cox, Jr.
Howard E. Cox, Jr.